SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) AND CONNECTED PERSONS

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Sale of ADRs

Prudential plc (the "Company") was notified on 14 April 2016 that a transaction by a PDMR in the Company's ADRs took place on that day in New York (details of which are set out below):

Name	Beneficial interest before notification	Number of ADRs sold	Price ADRs sold at (US$)	Total beneficial holding following notification
Barry Stowe	173,581	6,632	39.75	166,949

Additional Information

Mr Stowe's beneficial interest in shares is made up of 166,949 ADRs (representing 333,898 ordinary shares).

Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each.

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Contact

Jennie Webb, Share Plans Manager, +44 (0) 20 7548 2027
Stefan Bort, Deputy Group Secretary, +44 (0) 20 7548 2115

Date of Company's announcement
15 April 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 April 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary